July 11, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549
Attn:       Jim B. Rosenberg
Senior Assistant Chief Accountant

VIA EDGAR, Facsimile and Overnight Carrier

RE:         PMA Capital Corporation (the “Company”)
Form 10-K for fiscal year ended December 31, 2006
File No. 001-31706

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated June 27, 2007, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”).

For your convenience, each of the Staff’s comments applicable to the 2006 Form 10-K has been reproduced, followed by the Company’s response to each comment.  The Company appreciates the Staff’s comments and confirms that, as set forth below, in preparing its future filings, it will do so in a manner that is reflective of its responses in this letter.  However, as explained below, the Company believes that various sections of its 2006 Form 10-K already contains significant detailed disclosure addressing the topics which are the subject of the Staff’s comments.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Run-off Operations, page 36

1.
You state that “as a result of the nature of the reinsurance business and the fact that the reinsurance business is in run-off, there exists a greater likelihood that reserves may develop adversely in this segment.”  Consistent

United States Securities and Exchange Commission
July 11, 2007

with your observation, the uncertainty in estimating these reserves appears to have been material, resulting in $5.3 million of favorable changes in prior year estimates in 2006, $28.8 million of unfavorable changes in 2005 and $38.3 million of favorable changes in 2004.  In 2006 and 2004, these changes appear to have resulted primarily from commutation and novation activity.  We believe that your discussion and analysis of operating results could be improved to allow investors to better ascertain the likelihood that past loss development is indicative of expected future loss development for your run-off business.  Please provide in a disclosure-type format a discussion and quantification of the financial objectives of reinsurance agreements established to moderate potential adverse development arising from your Run-off operations, the “reasonably likely” future impact of expected commutation and novation activity and your expectation for the run-off segment’s continuing impact over time on your consolidated operating results.

RESPONSE:  Although the Company believes that there exists a greater likelihood that reserves may develop adversely in the Run-off Operations segment, the amounts recorded represent management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events that have occurred, including events that have not been reported to the Company; as such, these estimates have contemplated the effect of the adverse development noted when developing new loss reserve estimates.  As the amounts recorded represent our best estimate, we believe that the past loss development which we recorded is not indicative of expected future loss development in our Run-off Operations.

For the prior year reserve estimate changes noted, the Company has emphasized the earnings impact and underlying causes of the development in our disclosures, which we believe is important to investors.  The Company provided the following disclosures regarding the reserve changes noted by the Staff in its 2006 Form 10-K - MD&A – Critical Accounting Estimates – Unpaid losses and loss adjustment expenses (page 54):

During 2006, the Run-off Operations recorded $5.3 million in favorable development, largely due to commutations of structured reinsurance treaties with some of our ceding companies.  The Run-off Operations does not typically record favorable prior year loss development on commutations unless the treaties are structured reinsurance, where IBNR reserves are directly attributable to a treaty.

During 2005, the Run-off Operations recorded unfavorable prior year loss development of $28.8 million, which included a $30 million charge taken in first quarter.  In the first quarter of 2005, our actuaries identified higher than expected claim frequency and severity on policies covering contractors’ liability for construction defects from accident years 1998 to 2001 written by our former excess and surplus lines operation and an increase in reported losses and continued volatility in pro rata professional liability reinsurance business written from accident years 1997 to 2001.  See Note 5 to the Consolidated Financial Statements for information regarding applicable reinsurance coverage.

United States Securities and Exchange Commission
July 11, 2007

During 2004, the favorable prior year loss development at the Run-off Operations related primarily to reinsurance contracts that were novated or commuted.  This favorable prior year loss development was substantially offset by a reduction in net premiums earned or increased acquisition expenses.

We currently disclose the following which we believe adequately describes the reinsurance agreement established to moderate potential adverse development arising at our Run-off Operations:

MD&A – Loss Reserves and Reinsurance - Reinsurance (page 41)
In 2004, we purchased reinsurance covering potential adverse loss development of the loss and LAE reserves of the Run-off Operations.  Upon entering into the agreement, we ceded $100 million in carried loss and LAE reserves and paid $146.5 million in cash.  During 2004, we incurred $6.0 million in ceded premiums for this agreement.  During the first quarter of 2005, we ceded $30 million in losses and LAE under this agreement.  See Note 4 to our Consolidated Financial Statements for additional information about prior year loss reserve development at the Run-off Operations recorded in 2005.  Because the coverage is retroactive, we deferred the initial benefit of this cession, which is being amortized over the estimated settlement period of the losses using the interest method.  Accordingly, we have a deferred gain on retroactive reinsurance of $25.4 million at December 31, 2006, which is included in accounts payable, accrued expenses and other liabilities on the Balance Sheet.  Amortization of the deferred gain reduced loss and loss adjustment expenses by $1.7 million in 2006 and $2.8 million in 2005.  As of December 31, 2006, we also had $25.8 million included in other assets for other receivables due under the contract, such as interest credited on prepaid amounts.  Our net assets recorded on a statutory basis for this contract exceeded the consolidated GAAP net assets by $7.5 million at December 31, 2006.

At December 31, 2006, the Run-off Operations had $75 million of available coverage under this agreement for future adverse loss development.  Any future cession of losses may require us to cede additional premiums of up to $28.3 million on a pro rata basis, at the following contractually determined levels:

Additional
Losses ceded	Additional premiums
$0 - $20 million	Up to $13.3 million
$20 - $50 million	Up to $15 million
$50 - $75 million	No additional premiums

In addition, the contract requires an additional premium of $2.5 million if it is not commuted by December 2007.  This additional premium as well as the additional premiums due for any future losses ceded have been prepaid as part of the original $146.5 million payment and are included in other assets on the Balance Sheet.

United States Securities and Exchange Commission
July 11, 2007

The Company supplementally notes that its retroactive purchase of adverse development protection was executed to protect its statutory capital, not to reduce the level of volatility associated with such development.

The Company notes the timing of commutations and novations is unpredictable as each agreement is an individually negotiated transaction with one of its ceding companies.  The Company will only execute commutation or novation agreements when it believes the result is economically beneficial to us. Due to these uncertainties, the Company does not have an expected level of commutation or novation activity in any year, and as such, the future timing of these agreements and their financial impact cannot be reasonably estimated.

Liquidity and Capital Resources, page 42

2.
You state that the negative cash flows from operations were “primarily due to the run-off of your reinsurance business, including the commutations and novation of certain reinsurance and retrocessional contracts and the 2004 purchase of a reinsurance agreement covering potential adverse development.”  These negative cash flows were $96 million in 2006, $272 million in 2005 and $603 million in 2004.  We believe that your discussion and analysis of liquidity and capital resources could be improved to allow investors to better ascertain the likelihood that past cash flows from operations are indicative of expected future cash flows from operations for your run-off business.  Please provide in a disclosure-type format a discussion and quantification of the expected continuing impact over time of the run-off segment on your liquidity and capital resources.

RESPONSE:  The Company confirms that in preparing its future filings on Form 10-K, the following expanded disclosure will be added regarding the impact of the run-off segment on our liquidity and capital resources:

As a result of our decision to exit from the reinsurance and excess and surplus lines of business, we expect the operating activities of our Run-off Operations will continue to use cash flows into the foreseeable future, requiring us to continue to liquidate the invested assets committed to this business.  We believe that the cash used to support the run-off of this business will continue to reduce the liabilities that currently exist in the business, and will allow us to further reduce our capital commitment to the Run-off Operations.  At December 31, 2007, we had gross unpaid losses and LAE expenses at our Run-off Operations of $4XX million. We expect to pay approximately XX% of these reserves over the next year, although such amount may be increased by any commutations.  The cash flows from commutations are unpredictable as each commutation is an individually negotiated agreement which we will only enter into when we believe the result is economically beneficial to us.  We monitor the expected payout of the liabilities associated with the Run-off Operations and maintain excess liquidity in our investment portfolio relative to timing of expected payouts.

United States Securities and Exchange Commission
July 11, 2007

Critical Accounting Estimates, page 51

3.
You state that you are “unable to quantify in any meaningful way the effect of a change to any one of these significant assumptions underlying our actuarial process.”  Yet you also describe medical cost inflation as a “significant component of your overall loss experience,” quantifying it as 8.5% in 2006, 9% in 2005 and 11% in 2004.  Please provide a discussion and quantification in a disclosure-type format of your key reserve assumptions, including medical cost inflation, claim frequency and claim severity.  Discuss and quantify any future loss emergence assumptions at December 31, 2006 that were inconsistent with historical loss development patterns.  Explain the factors that you considered in revising these key assumptions and your expectation that the underlying trends will continue.  Explain more specifically why you reduced the medical cost inflation rate from 11% in 2004 to 8.5% in 2006.

RESPONSE:  The Company confirms that in preparing its future filings on Form 10-K, the following underlined disclosure will be added regarding the impact of changes in our assumption for medical cost inflation rate:

In estimating loss reserves, including estimating the current accident year loss ratio, within the workers’ compensation line of business, we review medical and indemnity costs separately.  We undertake this review because we believe that the medical cost component of workers’ compensation claims has a different development pattern than the indemnity component, and also because we believe that certain assumptions within the medical cost component, such as the current rate of medical cost inflation, can lead to more volatility as compared to the indemnity component.  For example, a one percentage-point change in current year medical inflation would result in about three tenths of a point change in our overall loss and LAE ratio.  At December 31, 2006, our medical loss reserves were approximately 46% of the workers’ compensation loss reserves, with the balance being indemnity costs.  We also review the workers’ compensation line of business by state for some of our larger states.  We undertake this review because workers’ compensation benefits vary by state and this can cause loss development patterns to vary by state.

The Company supplementally notes that although it can influence the medical cost inflation rate through such initiatives as strategic alliances with medical providers, the medical inflation rate is also driven by factors outside the Company’s control, such as changes in medical treatments and related costs.  As such, the reduction in the medical cost inflation rate noted between 2004 and 2006 was not only influenced by factors that the Company controlled.  The Company also supplementally notes that there were no significant loss emergence assumptions at December 31, 2006 that were materially inconsistent with historical loss development patterns.

United States Securities and Exchange Commission
July 11, 2007

Critical Accounting Estimates, page 51

4.
You provide a 5% sensitivity analysis that appears to be hypothetical in nature and inconsistent with your recent changes in prior year reserve estimates.  In order to better facilitate investors’ understanding of the likelihood that past variability in your loss reserve estimate is indicative of future variability, please present a tabular quantification, in a disclosure-type format, of the impact that “reasonably likely” changes in key assumptions, such as the medical cost inflation rate, may have on your future operating results, financial position and liquidity.  Explain the factors you considered in concluding that the scenarios identified are “reasonably likely.”  Explain the factors that cause these scenarios to differ materially from your recent loss development experience.

RESPONSE:  The Company’s actuaries prepare loss reserve ranges that they believe are reasonably indicative of future variability. The actuaries’ selection of the range is based on the aggregation of results of a variety of actuarially accepted methods applied to multiple lines of business by accident year, with the weightings of each of the accepted methods being determined by their relationship to other accepted methods and by the actuaries’ professional judgment. The Company confirms that the 5% sensitivity analysis disclosed contains the range of future variability that its actuaries believe can reasonably be expected to occur.

The Company’s loss development experience in the three year period ended December 31, 2006 has consistently been within the sensitivity analysis that has been disclosed, and substantially all of the development has occurred at the Run-off Operations segment.  We believe that our current disclosure, as reproduced in Response #1 above, adequately describes the factors that resulted in such development.

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United States Securities and Exchange Commission
July 11, 2007

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 397-5083 with any questions or comments.

Sincerely,

/s/ William E. Hitselberger

William E. Hitselberger
Executive Vice President and
Chief Financial Officer